John D. Hogoboom Member of the Firm Tel973 597 2382 Fax973 597 2383 jhogoboom@lowenstein.com

November 8, 2007

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	Narrowstep Inc. -- Registration Statement on Form SB-2 (File No. 333-145900)

Dear Mr. Spirgel:

On behalf of Narrowstep Inc. (the “Company”), we are hereby responding to the letter, dated October 5, 2007 (the “Comment Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form SB-2 (File No. 333-145900) (the “Registration Statement”).  In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 1 to the Registration Statement (the “Amendment”).

For ease of reference, set forth in bold below are the comments of the Staff with respect to the Registration Statement.  The Company’s response is set forth below each comment.  Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized this firm to respond to the Rule 415 Comment as follows:

General

1.           We note that you are registering the sale of 64,766,400 shares, which represents a large percentage of the total number of shares outstanding and the number of shares outstanding held by non-affiliates.  Given the size and nature of the transaction being registered, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.  See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offering from primary offerings.

Reply:	65 Livingston Avenue Roseland, New Jersey 07068 Tel 973 597 2500 Fax 973 597 2400 1251 Avenue of the Americas New York, New York 10020 Tel 212 262 6700 Fax 212 262 7402

Mr. Larry Spirgel	November 8, 2007

By letter dated October 11, 2007, the Company responded to this Comment.  We understand that, while not necessarily agreeing with the Company’s analysis, the Staff has no further comment regarding Rule 415.  However, pursuant to our conversations with the Staff, the Staff has indicated that Merriman Curhan Ford & Co. and T.J. Marolda should be named as “underwriters” in the Registration Statement.  The Amendment contains the requested revision.

Selling Stockholders, page 23

2.           Identify the natural person(s) who possess voting or investment control over the shares beneficially owned by Renaissance Capital, Stiassni Capital Partners, L.P., Iroquois Master Fund Ltd., Sophrosyne Technology Fund Ltd., and Merriman Curhan Ford & Co.

The requested disclosure has been added in the Amendment.

The Company is simultaneously filing today Post-Effective Amendment No. 4 to its Registration Statement on Form SB-2 (Registration No. 333-134023) and Post-Effective Amendment No. 4 to its Registration Statement on Form SB-2 (Registration No. 333-130158) (together with the Registration Statement (as amended by the Amendment) the “Registration Statements”) and is also submitting to the Staff via EDGAR an acceleration request to have the Registration Statements declared effective at 4:30 p.m., E.D.T. on Thursday, November 8, 2007, or as soon thereafter as practicable.  The Company would appreciate a prompt response to its request for acceleration.

Please address any questions regarding the Registration Statements to the undersigned or to my colleague, Keith O’Brien, at 973-597-2362.

Very truly yours,

/s/ John D. Hogoboom
John D. Hogoboom

JDH:

16849/1
11/06/07 2255233.01

Enclosures

cc:	Lisa VanPatten (via e-mail) David H. Oden, Esq. (via-email)